Exhibit F-1

[Letterhead of Entergy Services, Inc.]

June 25, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Entergy Arkansas, Inc. -
Application/Declaration on Form U-1

Dear Sirs:

I refer to the Form U-1 Application/Declaration in the above-referenced proceeding (the "Application") under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed with the Securities and Exchange Commission (the "Commission") by Entergy Arkansas, Inc. ("Entergy Arkansas, Inc."), an Arkansas corporation. Capitalized terms used in this letter without definition have the meanings ascribed to such terms in the Application.

In the Application, Entergy Arkansas, Inc. is seeking authorization under the Act to acquire, directly or indirectly through one or more subsidiary companies, a membership interest in PowerTree Carbon Company, LLC ("PowerTree"), a Delaware limited liability company, and, to the extent such approval is necessary, to transfer all or a portion of such membership interest to any associate company.

I have acted as counsel for Entergy Arkansas, Inc. in connection with the Application and, as such counsel, I am familiar with the corporate proceedings taken by Entergy Arkansas, Inc. in connection with the proposed transaction, as described in the Application. As to various questions of fact material to the opinions rendered herein, I have, when relevant facts were not independently established, relied upon information provided by officers of Entergy Arkansas, Inc. and other appropriate persons and statements contained in the Application and the exhibits thereto.

I am of the opinion that, upon the issuance of your order or orders in this proceeding granting or permitting the Application to become effective with respect to the proposed transaction, and in the event that the proposed transaction is consummated in accordance with said Application and your order or orders in respect thereto:

(a) all state laws applicable to the proposed transaction will have been complied with;

(b) (i) PowerTree is validly organized and duly existing under the laws of Delaware, and (ii) Entergy Arkansas, Inc. (or its designated subsidiary or subsidiaries that will become a member of PowerTree) will be entitled to all of the rights and privileges of a member of PowerTree as set forth in PowerTree's Operating Agreement;

(c) Entergy Arkansas, Inc. (or its designated subsidiary or subsidiaries that will become a member of PowerTree) will legally acquire the membership interest in PowerTree; and

(d) the consummation of the proposed transaction will not violate the legal rights of the holders of any securities issued by Entergy Arkansas, Inc. or any associate company thereof of which I am aware.

I am an attorney licensed to practice in the States of New Jersey and Louisiana and do not hold myself out to be an expert on the laws of any other State. I have acted as counsel to Entergy Arkansas, Inc. in connection with the proposed transaction. For purposes of this opinion, with respect to all matters governed by the laws of Delaware as applicable to PowerTree, I have relied upon an opinion addressed to Entergy Corporation of Morris, James, Hitchens & Williams LLP, Wilmington, Delaware, which opinion is being filed as an exhibit to the Application.

I hereby give my written consent to the use of this opinion in connection with the Application. This opinion is intended solely for the use of the Commission and may not be relied upon by any other person for any other purpose.

Very truly yours,

/s/ Mark W. Hoffman

                    Mark W. Hoffman